December 14 , 2004

VIA EDGAR AND FACSIMILE: (202) 942-9544

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Jeffrey B. Werbitt

Re:	Niku Corporation Registration Statement on Form S-3 (File No. 333-120653)—Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Niku Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-120653) (the “Registration Statement”), relating to the registration of 3,000,000 shares of the Company’s common stock, $0.0001 par value per share, so that the Registration Statement may be declared effective at 4:00 p.m., E.S.T., on December 15, 2004, or as early as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Robert Zivnuska at (415) 984-6475, and that such effectiveness also be confirmed in writing. Thank you.

Very truly yours, NIKU CORPORATION

By:	/s/ Joshua Pickus
Name: Joshua Pickus Title: President and Chief Executive Officer

cc:	Gregory C. Smith, Esq.

Celeste E. Greene, Esq.

[Deutsche Bank Securities Inc. letterhead]

December 14, 2004

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Niku Corporation
Registration Statement on Form S-3
File No. 333-120653

Ladies and Gentleman:

The following information with respect to the distribution of the prospectus dated December 6, 2004 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of prospectuses dated December 6, 2004 as distributed between December 6, 2004 and December 14, 2004 is as follows:

No. of Copies dated December 6, 2004

To Prospective Underwriters	5,000

To Institutions	1,450

To Statistical and Publicity Services	3

Total	6,453

Sincerely,

DEUTSCHE BANK SECURITIES INC.

NEEDHAM & COMPANY, INC.

SG COWEN & CO., LLC

AMERICA’S GROWTH CAPITAL, LLC

    As Representatives

By: Deutsche Bank Securities Inc.

/s/ Carleigh Jaques	/s/ Ghazaleh Lyari
Carleigh Jaques Managing Director	Ghazaleh Lyari Director

[Deutsche Bank Securities Inc. letterhead]

December 14, 2004

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Niku Corporation
Registration Statement on Form S-3
File No. 333-120653

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 p.m., E.S.T., on the afternoon of December 15, 2004 or as soon thereafter as practicable.

Sincerely,

DEUTSCHE BANK SECURITIES INC.

NEEDHAM & COMPANY, INC.

SG COWEN & CO., LLC

AMERICA’S GROWTH CAPITAL, LLC

As Representatives

By: Deutsche Bank Securities Inc.

/s/ Carleigh Jaques	/s/ Ghazaleh Lyari
Carleigh Jaques Managing Director	Ghazaleh Lyari Director